UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF) 02.558.157/0001-62

Company Registry (NIRE) 35.3.001.5881-4

NOTICE TO THE MARKET

RECALCULATION OF THE AMOUNT PER SHARE TO BE PAID AS A RESULT OF THE SOCIAL CAPITAL REDUCTION APPROVED AT THE EXTRAORDINARY SHAREHOLDERS’ METTING HELD ON DECEMBER 18th, 2024

In continuity to the Material Fact of December 18th, 2024, and the Material Fact of February 18th, 2025, Telefônica Brasil S.A. ("Company") announces to its shareholders that, due to the acquisitions of shares of its own issue under the Company’s Share Buyback Program, the amount per share for the Capital Reduction approved at the Extraordinary Shareholders’ Meeting held on December 18th, 2024, is now changed as follows:

From:

Type of Event	Approval Date	Total Reduction Amount (R$)	Amount per Share (R$)	Payment Date
Resources resulting from the Capital Reduction	12/18/2024	2,000,000,000.00	1.22651176012	07/15/2025

To:

Type of Event	Approval Date	Total Reduction Amount (R$)	Amount per Share (R$)	Payment Date
Resources resulting from the Capital Reduction	12/18/2024	2,000,000,000.00	1.23337023478	07/15/2025

The payment of the resources resulting from the Capital Reduction will be made on July 15th, 2025, individually to each shareholder, based on the shareholding position in the Company’s records at the end of February 27th, 2025 (including). After this date, the Company's shares will be traded as ex-reimbursement rights.

São Paulo, February 27th, 2025.

David Melcon Sanchez-Friera CFO and Investor Relations Officer Telefônica Brasil – Investor Relations Email: ir.br@telefonica.com https://ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 27, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director